                                                          Exhibit 11

                         MULTIMEDIA, INC.
   Computation of Primary and Fully Diluted Earnings per Share


                                                 Three Months Ended
                                               3/31/95       3/31/94
Primary

Net earnings applicable to common and
  common equivalent shares               $   14,846,000    17,334,000


Shares:
Weighted average number of common and
  common equivalent shares outstanding       38,465,000    38,362,000
Net earnings per share                   $          .39           .45




Fully Diluted

Net earnings applicable to common and
  common equivalent shares               $   14,846,000    17,334,000


Shares:
Weighted average number of common and
  common equivalent shares assuming
  ending market price                        38,620,000    38,361,000
Net earnings per share                   $          .38           .45